SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc (the "Company")

Notification of interests of Persons Discharging Managerial Responsibility (PDMRs) and connected persons

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

The Company made the following award to a PDMR under the Prudential Long Term Incentive Plan (PLTIP) on 14 August 2015.

Under the PLTIP the Remuneration Committee can make conditional share awards over ordinary shares of 5p and American Depository Receipts (ADRs) to executives. The awards made will only be released on 14 August 2018 subject to the achievement of performance criteria.  As set out in detail in the 2014 Directors' Remuneration Report, awards will only be released in full if stretching performance targets in respect of  Total Shareholder Return and IFRS Operating Profit are met.

Details of the PLTIP award are shown in the table below.

The following award of ordinary shares of 5p in the Company has been made at a market price of £15.54:

Name	Total number of conditional shares held before award	Number of conditional shares awarded	Total number of conditional shares held following award	Total beneficial interest	Total interest in shares ( % of issued share capital)
A Porter	74,400	15,544	89,944	11,798	101,742 (0.004%)

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Date of Notification 17 August 2015

Contact

Jennie Webb, Share Plans Manager, +44 (0) 20 7548 2027

Stefan Bort, Deputy Group Secretary, +44 (0) 20 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 August 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Stefan Bort

Stefan Bort
Deputy Group Secretary